UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

Amendment No. 2

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GOLD RESERVE INC.

(Name of Applicant)

926 West Sprague Ave., Suite 200
Spokane, Washington 99201
(509) 623-1500

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
5.50% Senior Subordinated Convertible Notes due 2014	Up to $85,447,000 aggregate principal amount

Approximate date of proposed Offer:

The Offer commenced on September 18, 2012 and will expire at 5:00 p.m., New York City time, on October 26, 2012 unless extended by the Company.

Name and Address of Agent for Service:

Rockne J. Timm

Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington 99201
Tel. (509) 623-1500

With Copies to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201
Tel. (214) 978-3000
Fax. (214) 978-3099

*	The actual aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2014 to be issued pursuant to the Supplemental Indenture (defined below) may be less and depends upon the aggregate amount of the 5.50% Senior Subordinated Convertible Notes due 2022 that are tendered as described in Item 2 herein.

Gold Reserve Inc. hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Company.

EXPLANATORY NOTE

This Amendment No. 2 to the Application for Qualification of Indenture on Form T-3 filed on June 1, 2012 (File No. 022-28973) (the “Original Application”) is being filed by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (the “Company”), with the United States Securities and Exchange Commission to reflect the following amendments to the Original Application: (1) Item 2 is amended to reflect the execution by the Company of the Second Amended and Restated Subordinated Notes Restructuring Agreement dated September 13, 2012 (the “Amended Agreement”), (2) the final paragraph of Item 6 is deleted, (3) Item 7(a) is amended to provide more recent information regarding the Company’s capitalization, (4) Item 8 is amended to provide additional information regarding the Modified Notes (as defined below), (5) Exhibit T3C(2) is amended to delete the form of Supplement Indenture filed with the Original Application and include the current form of Supplemental Indenture, and (6) Exhibit T3G, the statement of eligibility and qualification on Form T-1, is amended to include the Form T-1 of U.S. Bank National Association, as the new trustee under the Indenture and as the trustee of the Supplemental Indenture to be qualified, and delete the prior Form T-1 due to a substitution of U.S. Bank National Association , as trustee for the prior trustee. This Amendment No. 2 is not intended to amend or delete any other part of the Original Application.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

Upon the terms set forth in the Notice of Offer and the related letter of transmittal filed by the Company on Schedule TO on September 18, 2012, the Company is offering (the “Offer”) to holders of $1,080,000 of its outstanding 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”) to participate in the Amended Agreement upon the same terms therein for the following consideration:

•	$700 principal amount of Notes shall be exchanged for (i) USD $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the Contingent Value Right; and

•	$300 principal of Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in a Supplemental Indenture (as defined in the Restructuring Agreement) as follows (such Notes, as modified, referred to herein as “Modified Notes”):

o	the maturity date will be two years from the date of issuance;

o	the Conversion Rate will be increased from 132.6260 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $7.54) to 250 shares of Common Stock per $1,000 in principal amount of Modified Notes (equivalent to a Conversion Price of $4.00);

o	the Holder may convert its Modified Notes to shares of Common Stock at the Conversion Price at any time after the Closing Date upon 3 days prior written notice to the Company;

o	the Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full);

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o	the Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Holders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012); and

o	unless previously converted by a Holder, or redeemed by the Company, the Company may satisfy the Notes, at maturity, by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

As of the date hereof, there are $85,447,000 aggregate principal amount of the Notes outstanding, $84,367,000 of which are held by the four Holders that are parties to the Restructuring Agreement and $1,080,000 of which are the subject of the Offer.

The Company is making the Offer described in the Schedule TO to all Holders that are not a party to the Amended Agreement in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The Common Shares, Modified Notes and Contingent Value Rights will be offered by the Company to its existing security holders exclusively and solely for outstanding Notes.

•	No sales of securities of the same class as the Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Offer for which the exemption is claimed.

•	No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Offer, except for payment of (i) the fees and expenses of legal advisors for their legal services, (ii) the fees of the agent, for its acceptance and exchange services in relation to the Offer, (iii) fees charged by the trustee under the Indenture for its services as trustee, (iv) payments to the Company’s directors and employees who agree to execute limited waivers of their change in control agreements and (v) the cash consideration payable to the Noteholders as part of the Offer Consideration.

•	No holder of Notes has made or will be requested to make any cash payment in connection with the Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Offer.

The Notes to be delivered to the four Holders that are parties to the Amended Agreement were offered in a transaction exempt from the registration requirements of the Securities Act.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

(a) As of October 22, 2012, there were a total of 59,798,972 Class A common shares and 500,236 Class B common shares issued and outstanding. The number of holders of Class A and Class B common shares of record on October 22, 2012 was approximately 760. As of October 26, 2012, there were $85,447,000 aggregate principal amount of Notes outstanding.

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INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The Modified Notes will be issued under a Supplemental Indenture to be dated on or about October 29, 2012 and to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following general description of certain provisions of the Supplemental Indenture is qualified in its entirety by reference to the form of Supplemental Indenture filed as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Supplemental Indenture.

Governing Documents

Holders of the Modified Notes have the rights set forth in the Supplemental Indenture.

Maturity Date

The maturity date will be two years from the date of issuance.

Dividends, Distributions and Interest Payments

Interest will accrue at 5.50% per year on the principal amount and will be payable semi-annually in arrears on June 15 and December 15 of each year.

Ranking

The Modified Notes will be unsecured obligations and rank (1) subordinate in right of payment to future unsubordinated indebtedness, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by the Company or any of the Company’s subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt. However, the Modified Notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Conversion Rights

Holders may convert their Modified Notes into shares of Common Stock at the applicable conversion rate, at any time after the closing date of the Modified Notes offering upon three (3) days prior written notice to the Company, in multiples of $1,000 principal amount. The conversion rate for the Modified Notes will be 250 shares of Common Stock per $1,000 principal amount of Modified Notes (equal to a conversion price of approximately $4.00 per share), subject to adjustment. Upon conversion, the Company will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions that occur prior to maturity, the Company will increase the conversion rate for a holder who elects to convert its Modified Notes in connection with such corporate transactions by a number of additional common shares. Holders will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of an Amended Note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued upon conversion.

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Voting Rights

Holders of Modified Notes have no voting rights.

Redemption at Holder’s Option

If the Company experiences specified types of fundamental changes, Holders may require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. The Company may choose to pay the purchase price in connection with a purchase of the notes at the option of the Holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

Redemption

The Company shall have a mandatory obligation to redeem the Modified Notes then outstanding, in whole or in part, for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon (i) the Company’s receipt of payment of a settlement or award with respect to its pending arbitration proceedings related to Venezuela’s expropriation of the Brisas Project (any such settlement or award, the “Arbitration Award”) or (ii) the Company’s receipt of proceeds from sale or other disposition of its mining data (the “Mining Data Sale”), in each case with 20 days’ notice to the Holders; provided, however, that the Company’s redemption obligations in (i) and (ii) shall be limited to the amount of the proceeds received by the Company (provided, further, that any subsequent receipt of additional proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

The Company may redeem the Modified Notes, in whole or in part upon 20 days’ notice to the Holders, for shares of Common Stock at the conversion price plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days (and, for the avoidance of doubt with respect to the Modified Notes, this provision shall override the provision in the Indenture that permits the Company to redeem the Notes at any time after June 16, 2012).

Listing

The Modified Notes will not be listed on any securities exchange or any automated dealer quotation system.

Certain Terms of the Indenture

The other terms of the Supplemental Indenture are incorporated from the form of Indenture (the “Indenture”) between the Company and The Bank of New York, as Trustee, relating to the 5.50% Senior Subordinated Convertible Notes due June 15, 2022 filed as Exhibit 7.1 to the Company’s Registration Statement on Form F-10 (Registration No. 333-142944) filed with the SEC on May 14, 2007, the terms of which are incorporated herein by reference. Below is a summary of certain provisions of the Indenture and, for the purposes of the descriptions below of “Events of Default” and “Satisfaction and Discharge” capitalized terms in such descriptions that are not defined shall have the meaning set forth in the Indenture.

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Events of Default

The following are events of default under the Indenture:

•	the Company fails to pay the principal amount of the notes when due upon redemption, repurchase or otherwise on the Notes;

•	the Company fails to pay interest or additional interest, if any, on the Notes, when due and such failure continues for a period of 30 days;

•	the Company fails to perform or observe any other covenant or warranty in the Indenture for 60 days after written notice;

•	the Company fails to convert Notes into common shares and for cash upon exercise of a holder’s conversion right and such failure continues for 5 business days or more;

•	any indebtedness (other than indebtedness which is non-recourse to the Company or any of its subsidiaries) for money borrowed by the Company or one of its subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) in an outstanding principal amount in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) is not paid at final maturity or upon acceleration and such failure is not cured or the acceleration is not rescinded or annulled, within 10 days after written notice as provided in the Indenture;

•	the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its subsidiaries in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) which remains unstayed, undischarged or unbonded for a period of 60 days;

•	the Company’s failure to give notice of a Fundamental Change as defined in the Indenture or notice of certain specific corporate transactions when due;

•	the Company’s failure to comply with its obligations with respect to a Consolidation, Merger, Convey, Transfer or Lease; or

•	certain events involving its bankruptcy, insolvency or reorganization involving the Company or its subsidiaries.

The trustee may withhold notice to the holders of the Notes of any default, except defaults in payment of principal or interest, including additional interest, if any, on the Notes. However, the trustee must consider it to be in the interest of the holders of the Notes to withhold this notice.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of the Notes and interest, including additional interest, if any, on the outstanding Notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving the Company or its subsidiaries, principal amount plus interest, including additional interest, if any, on the Notes will automatically become due and payable. However, if the Company cures all defaults, except the nonpayment of the principal amount of the Notes plus interest, including additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding Notes may waive these past defaults.

Payments of Redemption Price, Repurchase Price, Fundamental Change Repurchase Price, principal or interest, including additional interest on the Notes, if any, that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date to the extent lawful.

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Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to it. Subject to the Indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee.

No holder of the Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of the Redemption Price, Repurchase Price, Fundamental Change Repurchase Price, principal or interest, including additional interest (in respect of any default in payment under a Note on or after the due date) on the Notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding Notes make a written request, and offer indemnity to the trustee reasonably satisfactory to it to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the Notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Satisfaction and Discharge

The Indenture will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes provided for in the Indenture), when either:

•	all Notes that have been authenticated (except destroyed, lost, or stolen Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the trustee for cancellation; or

•	all Notes that have not been delivered to the trustee for cancellation have become due and payable and the Company has deposited or caused to be irrevocably deposited with the trustee as trust funds for such purpose an amount sufficient to pay and discharge the entire indebtedness evidenced by the Notes not delivered to the trustee for cancellation.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 7 numbered consecutively

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified filed herewith as Exhibit 25.1

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit No.	Description

T3A	Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein
T3B	Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein
T3C(1)	Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007
T3C(2)	Form of Supplemental Indenture
T3E(1)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, incorporated by reference to Exhibit (e)(1) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(2)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(3)	Form of Notice of Withdrawal, incorporated by reference to Exhibit (a)(1)(C) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(4)	Press Release, dated September 18, 2012, incorporated by reference to Exhibit (a)(5)(A) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012, as amended
T3F	Cross-reference sheet (included as part of Exhibit T3C(1)
25.1	Statement of eligibility and qualification of the Trustee on Form T-1

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Gold Reserve Inc., a corporation organized and existing under the laws of Yukon, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Spokane, and State of Washington, on the 26th of October, 2012.

Gold Reserve Inc.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Attest:	/s/ Robert A. McGuinness
Name: Robert A. McGuinness
Title: Vice President Finance, Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
T3A	Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein
T3B	Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein
T3C(1)	Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007
T3C(2)	Form of Supplemental Indenture
T3E(1)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, incorporated by reference to Exhibit (e)(1) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(2)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(3)	Form of Notice of Withdrawal, incorporated by reference to Exhibit (a)(1)(C) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012
T3E(4)	Press Release, dated September 18, 2012, incorporated by reference to Exhibit (a)(5)(A) of the Company’s Tender Offer Statement on Schedule TO dated September 18, 2012, as amended
T3F	Cross-reference sheet (included as part of Exhibit T3C(1)
25.1	Statement of eligibility and qualification of the Trustee on Form T-1